EXHIBIT 23

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-31595, No. 333-47123 and No. 333-113246 on Form S-8 of our reports dated October 29, 2008, relating to the consolidated financial statements of Winnebago Industries, Inc. (the "Company") (which report expresses an unqualified opinion and includes explanatory paragraphs related to the Company’s changes in the methods of accounting for unrecognized tax benefits described in Note 8 and its Collateral Assignment Split-Dollar Life Insurance Arrangement described in Note 6, and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Winnebago Industries, Inc. for the year ended August 30, 2008.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Minneapolis, Minnesota

October 29, 2008